

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2019

<u>Via E-mail</u>
Rajesh Kalathur
Senior Vice President and Chief Financial Officer
Deere & Company
One John Deere Place
Moline, IL 61265

      Re: Deere & Company
               Form 10-K for the Fiscal Year Ended October 28, 2018
               Filed December 17, 2018
               File No. 1-4121

Dear Mr. Kalathur:

     We refer you to our comment letter dated September 9, 2019, regarding business contacts with Sudan, Syria and North Korea. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           /s/ Cecilia Blye

                           Cecilia Blye, Chief
                           Office of Global Security Risk